

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 26, 2016

Mr. Randall T. Conte
Vice President and Chief Financial Officer
MB Financial, Inc
800 West Madison Street
Chicago, IL 60607

> **Re:** **MB Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **Form 8-K filed July 21, 2016**
> **File No. 001-36599**

Dear Mr. Conte:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 21, 2016
Exhibit 99 to Press Release

1. You disclose that you adjust net income to remove merger related and repositioning expenses to arrive at your non-GAAP operating earnings yet you disclose in your investor presentation dated May 2016 that you are a skilled acquirer and have completed 17 acquisitions since 2000 and you disclose in your Form 10-K that you intend to pursue a strategy of supplementing internal growth by acquiring other financial companies or their assets and liabilities to help fulfill your strategic objectives and to enhance your earnings. These adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Senior Staff Accountant, at (202) 551-4491, or me at (202) 551-3452 with any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Senior Staff Accountant